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                                                                      EXHIBIT 51

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    INTEROIL COMPLETES C$11.3 MILLION COMMON
                                 SHARE OFFERING

APRIL 29, 2003 - Toronto, Ontario - InterOil Corporation (IOL:TSX-V) (IOC:ASX / POMSoX), a Canadian company announced today that it has completed a common share offering of 755,000 newly issued common shares of InterOil at a price of C$15.00 per share (approximately US$10.37 per share) for total gross proceeds of C$11,325,000 (A$12,700,000). The offering was completed on a bought deal basis with a syndicate of investment dealers that was led by Peters & Co. Limited and included Westwind Partners Inc., Jennings Capital Inc., Canaccord Capital Corporation, and Haywood Securities, Inc. (the "Underwriters").

         The proceeds from the offering will be used to fund InterOil's exploration and development expenditures in Papua New Guinea and for general corporate purposes. These shares will be subject to a four-month holding period.

         "We appreciate the support and confidence of the underwriters and investors of this oversubscribed issue," said Phil Mulacek, CEO of InterOil. "With these additional funds we are well positioned to aggressively pursue our high potential exploration opportunities. We believe this is further evidence of the attractive value of our exploration program and activities in Papua New Guinea."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                      AUSTRALASIA
-------------                                                      -----------
Gary M Duvall                                                      Anesti Dermedgoglou
Vice President, Corporate Development                              Vice President, Investor Relations
InterOil Corporation                                               InterOil Corporation
gary.duvall@interoil.com                                           anesti@interoil.com
Houston, TX USA                                                    Cairns, Qld Australia
Phone:  +1 281 292 1800                                            Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E

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lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600